SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 7, 2002

Telia AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

The following is a press release issued by Telia AB on November 7, 2002.

Press release

2002-11-07
Anders Igel relinquishes his seat on the Board of TeliaSonera

During the Telia EGM on Monday November 4, an election resolution was passed regarding the composition of the Board for the combined entity TeliaSonera. One of these elected members was Anders Igel, presently CEO of Telia. This decision by the EGM is applicable conditional upon and effective from the date whereby Telia has access to the shares in Sonera acquired as a consequence of the publicly announced offer to Sonera shareholders. The Finnish state claims that the decision to elect Anders Igel on the Board of TeliaSonera is not in accordance with the shareholders’ agreement between Sweden and Finland.

In order to avoid that the situation gives an undesired effect on the merger between Telia and Sonera Anders Igel has announced that he, with immediate effect, will relinquish his appointment to the Board of the combined TeliaSonera. Anders Igel’s position as CEO in the combined TeliaSonera is not affected by this decision.

“The merger between Telia and Sonera is important for the future of both companies. To facilitate a continued smooth merger process and create a peaceful working environment I have decided to relinquish my seat on the Board of the combined TeliaSonera”, says Anders Igel.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer.

You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information journalists can contact:

Telia’s Press Office, +46 8 713 58 30